Exhibit 99.11

Management’s Discussion and Analysis

For the year ended December 31, 2023

For purposes of this discussion, “Intermap®” or the “Company” refers to Intermap Technologies® Corporation and its subsidiaries.

This management’s discussion and analysis (MD&A) is provided as of April 1, 2024 and should be read together with the Company’s audited Consolidated Financial Statements and the accompanying notes for the years ended December 31, 2023 and 2022. The results reported herein have been prepared in accordance with IFRS Accounting Standards and, unless otherwise noted, are expressed in United States dollars.

The audited Consolidated Financial Statements have been prepared on a going concern basis in accordance with IFRS Accounting Standards. The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Consolidated Financial Statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary to the carrying amounts of assets and liabilities, the reported expenses and the classifications used in the statements of financial position.

Additional information relating to the Company, including the Company’s AIF, can be found on the Company’s website at www.intermap.com and on SEDAR at www.sedar.com.

NON-GAAP MEASURES

This MD&A makes reference to certain non-GAAP measures such “EBITDA” and “Adjusted EBITDA”. These non-GAAP measures are not recognized, defined or standardized measures under IFRS. The Company’s definition of EBITDA and Adjusted EBITDA will likely differ from that used by other companies and therefore comparability may be limited. EBITDA and Adjusted EBITDA should not be considered a substitute for or in isolation from measures prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with the Company’s audited Consolidated Financial Statements and the accompanying notes for the years ended December 31, 2023 and 2022. Readers should not place undue reliance on non-GAAP measures and should instead view them in conjunction with the most comparable GAAP financial measures. See the reconciliation of EBITDA and Adjusted EBITDA to the most comparable GAAP financial measure in the Reconciliation of Non-GAAP Measures section of this MD&A.

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FORWARD-LOOKING STATEMENTS

In the interest of providing the shareholders and potential investors of Intermap Technologies® Corporation (“Intermap” or the “Company”) with information about the Company and its subsidiaries, including management’s assessment of Intermap’s and its subsidiaries’ future plans, operations and financing alternatives, certain statements and information provided in this MD&A constitute forward-looking statements or information (collectively, “forward-looking statements”). Forward-looking statements are typically identified by words such as “may”, “will”, “should”, “could”, “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, and similar expressions suggesting future outcomes, and includes statements that actions, events, or conditions “may,” “would,” “could,” or “will” be taken or occur in the future. These forward-looking statements may be based on assumptions that the Company believes to be reasonable based on the information available on the date such statements are made, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties, and other factors which may cause actual results, levels of activity, and achievements to differ materially from those expressed or implied by such statements. The forward-looking information contained in this MD&A is based on certain assumptions and analysis by management of the Company in light of its experience and perception of historical trends, current conditions and expected future development and other factors that it believes are appropriate.

Forward-looking information and statements in this MD&A include, but are not limited to the following:

●	increases in recurring revenue generated from multi-license contracts in Europe and software subscription renewal value increase;
●	all trade receivable balances are highly likely to be paid in full by the customer;
●	the factors noted under “Liquidity and Capital Resources” in the aggregate indicate there are material uncertainties which may cast significant doubt about the Company’s ability to continue as a going concern;
●	failure to achieve certain requirements could have a material adverse effect on the Company’s financial condition and/or results of operations.

The material factors and assumptions used to develop the forward-looking statements herein include, but are not limited to, the following: (i) there will be adequate liquidity available to the Company to carry out its operations; (ii) payments on material contracts will occur within a reasonable period of time after contract completion; (iii) the continued sales success of Intermap’s products and services; (iv) the continued success of business development activities; (v) there will be no significant delays in the development and commercialization of the Company’s products; (vi) the Company will continue to maintain sufficient and effective production and software development capabilities to compete on the attributes and cost of its products; (vii) there will be no significant reduction in the availability of qualified and cost- effective human resources; (viii) the continued existence and productivity of subsidiary operations; (ix) demand for geospatial related products and services will continue to grow in the foreseeable future; (x) there will be no significant barriers to the integration of the Company’s products and services into customers’ applications; (xi) the Company will be able to maintain compliance with applicable contractual and regulatory obligations and requirements, (xii) superior technologies/products do not develop that would render the Company’s current product offerings obsolete, and (xiii) impact of a potential future pandemic on the Company’s future operations and performance.

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Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, continued listing of its common shares on the Toronto Stock Exchange or equivalent exchange, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, including but not limited to those risks and uncertainties discussed under the heading “Risk Factors” in the annual MD&A and the Company’s other filings with securities regulators.

The impact of any one risk, uncertainty, or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent, and the Company’s future course of action depends on Management’s assessment of all information available at the relevant time. Except to the extent required by law, the Company assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A, whether as a result of new information, future events, or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

BUSINESS OVERVIEW

Intermap is a global geospatial intelligence company, creating a wide variety of geospatial solutions and analytics for its customers. Intermap is a premier worldwide provider of geospatial data solutions.

Intermap currently generates revenue from three primary business activities, composed of (i) data acquisition and collection, using proprietary radar sensor technologies; (ii) value- added data products and services, which leverage the Company’s proprietary NEXTMap® database, together with proprietary software and fusion technologies; and (iii) commercial applications and solutions, including a webstore and software sales targeting selected industry verticals that rely on accurate high resolution elevation data.

These geospatial solutions are used in a wide range of applications including, but not limited to, location-based information, risk assessment, geographic information systems (GIS), engineering, utilities, global positioning systems (GPS) maps, oil and gas, renewable energy, hydrology, environmental planning, land management, wireless communications, transportation, advertising, and 3D visualization.

Intermap has the ability to create its own digital 3D geospatial data using its proprietary multi-frequency radar mounted in Learjet aircraft. Intermap’s radar-based technology allows it to collect data at any time of the day, including under conditions such as cloud and tree cover, or darkness, which are conditions that limit most competitive technologies. The Company’s proprietary radar also enables data to be collected over larger areas, at higher collection speeds, and at accuracy levels that are difficult to achieve with competitive technologies.

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In addition to data collection, the Company is a world leader in data fusion, analytics, and orthorectification, and has decades of experience aggregating data derived from a number of different sensor technologies and data sources. The Company processes raw digital elevation and image data from its own and other sources to create three high resolution geospatial datasets that provide a ground-true foundation layer upon which accurate value-added products and services can be developed. The three high resolution data sets include digital surface models (DSM), digital terrain models (DTM), and orthorectified radar images (ORI). These datasets are further augmented with additional elevation and resolution data layers and served to customers by web service to create other value-added products, such as viewsheds, line of sight maps, and orthorectified mosaic tiles.

Unlike many geospatial companies, because of its unique acquisition and processing capability, Intermap retains exclusive ownership of its high resolution NEXTMap® database, which covers the entire globe. Intermap’s NEXTMap database, together with third party data and our in-house analytics team, provide a variety of applications and geospatial solutions for its customers. The NEXTMap database contains a fusion of proprietary multi-frequency radar imagery and data, including unique Interferometric Synthetic Aperture Radar (IFSAR)- derived data, proprietary data models, and purchased third-party data, collected from multiple commodity sensor technologies, such as light detection and ranging (LiDAR), photogrammetry, satellite, and other available sources. The NEXTMap database also includes proprietary information developed by our analytical teams such as 3D city models, census data, real-time traffic, 3D road vectors, outdoor advertising assets, weather related hazards, points of interest, cellular towers, flood models and wildfire models.

The Company generates revenue by licensing its geospatial products using its proprietary data, analytics, and applications for specific industries.

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FINANCIAL INFORMATION AND DISCUSSION OF OPERATIONS

The following table sets forth selected financial information for the periods indicated.

Selected Annual Information

U.S. $ millions, except per share data	2023	2022	2021

Revenue:
Acquisition services	$-	$1.1	$1.4
Value-added data	1.9	2.3	1.7
Software and solutions	4.3	3.4	2.7
Total revenue	$6.2	$6.8	$5.8
Operating loss	$(3.3)	$(5.2)	$(5.5)
Net loss	$(3.7)	$(5.3)	$(3.4)
EPS basic and diluted	$(0.10)	$(0.16)	$(0.12)
Adjusted EBITDA(1)	$(2.4)	$(1.8)	$(2.1)
Assets:
Cash, amounts receivable, unbilled revenue	$1.0	$2.1	$1.0
Total assets	$4.5	$6.3	$7.4
Liabilities:
Long-term liabilities (including lease obligations)	$0.7	$0.8	$1.0
Total liabilities	$8.1	$7.8	$6.6

(1)Adjusted EBITDA is a non-GAAP measure. See “Reconciliation of Non-GAAP Measures” below.

Revenue

Year-to-date Revenue

Consolidated revenue for the year ended December 31, 2023 was $6.2 million, compared to $6.8 million for 2022. Approximately 65% of consolidated revenue was generated outside the United States, compared to 69% for 2022.

Acquisition Services

Acquisition services revenue for the year ended December 30, 2023 totaled $Nil, compared to $1.1 million for 2022. The decrease is due to delays in foreign government contracting and the related revenue recognition activities. Subsequent to year end, the Company announced a material acquisition services contract, which will begin generating revenue in the first quarter of 2024.

Value-added Data

Value-added data revenue decreased to $1.9 million for the year ended December 31, 2023 as compared to $2.3 million for 2022. The change relates to ordinary course delays in repeating contracts.

Software and Solutions

Software and solutions revenue increased to $4.3 million from $3.4 million for the years ended December 31, 2023 and 2022, respectively. The Company recognized a 23% increase in subscription-based revenue, driven by the expansion of the European insurance market and growth in InsitePro license values.

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Classification of Operating Costs

The composition of the operating costs on the Consolidated Statements of Loss and Other Comprehensive Loss is as follows:

U.S. $ millions	2023	2022
Personnel	$5.7	$6.6
Purchased services & materials	2.0	2.8
Facilities and other expenses	0.6	0.7
Travel	0.1	0.1
	$8.4	$10.2

Personnel

Personnel expense includes direct labor, employee compensation, employee benefits, and commissions. Personnel expense for the years ended December 31, 2023 and 2022 totaled $5.7 million and $6.6 million, respectively. The decrease salary savings during the last half of 2023.

As of December 31, 2023, 35% of the headcount relates to software and data development, 33% is in the Jakarta Production Center, 18% relates to sales and marketing and 14% is corporate services.

Non-cash compensation expense is included in operating costs and relates to the Company’s omnibus incentive plan and shares granted to employees and non-employees. Non-cash share-based compensation for the years ended December 31, 2023 and 2022, decreased to $304 thousand from $412 thousand, respectively. The decrease is due to timing of award issuances.

Purchased Services and Materials

Purchased services and materials (PS&M) includes (i) aircraft and radar related costs, including jet fuel; (ii) insurance, professional and consulting costs; (iii) third-party support services related to the collection, processing and editing of the Company’s airborne radar data collection activities; (iv) third-party data collection activities (i.e., LiDAR, satellite imagery, air photo, etc.); and (v) third-party software expenses (including maintenance and support).

For the years ended December 31, 2023, and 2022, PS&M expense was $2.0 million and $2.8 million, respectively. The decrease is primarily related to the subcontractor charges on the acquisition services project revenue during 2022 compared to 2023.

Facilities and Other Expenses

For the years ended December 31, 2023 and 2022, facilities and other expenses decreased slightly to $0.6 million from $0.7 million.

Travel

For the years ended December 31, 2023 and 2022, travel expense remained unchanged at $0.1 million each year.

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Net Loss

For the year ended December 31, 2023, net loss improved to a $3.7 million loss from a $5.3 million loss for the year ended December 31, 2022. The improvement is mainly due to decreased operating costs.

Reconciliation of Non- GAAP Measures

To supplement the audited Consolidated Financial Statements, which are prepared and presented in accordance with GAAP, the Company provides the following non-GAAP financial measures: EBITDA and Adjusted EBITDA, as EBITDA and Adjusted EBITDA are included as a supplemental disclosure because Management believes that such measurement provides a better assessment of the Company’s operations on a continuing basis by eliminating certain non-cash charges or gains that are nonrecurring.

The term Earnings before interest, taxes, depreciation and amortization (EBITDA) consists of net loss and excludes interest (financing costs), taxes, and depreciation. Adjusted EBITDA also excludes working capital investment, share-based compensation, fair value adjustments and foreign currency translation.

The most directly comparable measure to EBITDA and Adjusted EBITDA calculated in accordance with IFRS is net loss. The following is a reconciliation of the Company’s net loss to Adjusted EBITDA.

U.S. $ millions	2023	2022
Net loss	$(3.7)	$(5.3)
Financing costs	0.1	0.1
Amortization of intangible assets	0.3	0.3
Depreciation of property and equipment	0.5	1.1
Depreciation of right of use assets	0.3	0.3
Income tax expense	0.1	-
EBITDA	$(2.4)	$(3.5)
Working capital investment
(Decrease) Increase in unearned revenue	(0.4)	1.2
Change in fair value of investment	0.2	-
Share-based compensation	0.3	0.4
Loss (gain) on foreign currency translation	0.1	0.1
Adjusted EBITDA	$(2.2)	$(1.8)

EBITDA for the year ended December 31, 2023 improved $1.1 compared to the prior year, due to operating cost savings implemented in the second half of the year, designed to ensure the Company would be properly positioned to sustain the foreign government contracting delays.

Adjusted EBITDA for the year ended December 31, 2023 was negative $2.2 million, compared to negative $1.8 million for 2022. The worsening of Adjusted EBITDA is primarily due to the timing of collections impacting the unearned revenue balance in each period.

Financing Costs

Financing costs for the year ended December 31, 2023 totaled $61 thousand compared to $57 thousand for 2022.

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Amortization of Intangible Assets

Amortization expense for intangible assets for the years ended December 31, 2023 and 2022 were $0.3 million and $0.3 million, respectively.

Depreciation of Property and Equipment

Depreciation expense for property and equipment for the years ended December 31, 2023 and 2022 were $0.5 million and $1.1 million, respectively. The decrease is due to older assets reaching their useful lives with few equipment additions.

Depreciation of Right of Use Assets

Depreciation expense for right of use assets for the years ended December 31, 2023 and 2022 was $0.3 million and $0.3 million, respectively.

Income Tax Expense

Income tax expense for the year ended December 31, 2023 totaled $57 thousand compared to $11 thousand for 2022.

Amounts Receivable and Unbilled Revenue

Work is performed on contracts that provide invoicing upon the completion of identified contract milestones. Revenue on certain of these acquisition services contracts is recognized using the percentage-of-completion method of accounting based on the ratio of costs incurred to date over the estimated total costs to complete the contract. While an effort is made to align payments on contracts with work performed, the completion of milestones does not always coincide with the costs incurred on a contract, resulting in revenue being recognized in excess of billings. These amounts are recorded in the consolidated statements of financial position as unbilled revenue.

Amounts receivable and unbilled revenue decreased to $0.3 million at December 31, 2023 from $1.3 million at December 31, 2022. The Company reviews the amounts receivable aging monthly and monitors the payment status of each invoice to determine the collectability. At the statement of financial position date, $Nil has been reserved as uncollectible as all trade receivable balances greater than 90 days are highly likely to be paid in full by the customer.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities generally include trade payables, project-related accruals and personnel-related costs. Accounts payable and accrued liabilities increased to $4.4 million at December 31, 2023 from $3.6 million from December 31, 2022, due to the timing of payments caused by contracting delays.

U.S. $ millions	December 31, 2023	December 31, 2022

Accounts payable	$2.4	$1.9
Accrued liablities	2.0	1.6
VAT payable	-	0.1
	$4.4	$3.6

Government Loans

The government loans balance decreased slightly to $0.4 million at December 31, 2023 from $0.5 million at December 31, 2022 due to regular monthly payments. The loans were available to help off-set the impacts of the COVID-19 pandemic and will be repaid.

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Unearned Revenue

The unearned revenue balance at December 31, 2023 decreased to $2.6 million from $3.0 million at December 31, 2022. This balance consists of payments received from customers for contracts that are in progress and have not yet fulfilled the necessary revenue recognition criteria. The decline in deferred revenue reflects the volatility and timing of payments of higher quality revenue as a growing proportion of accounts transition to multi-year contracts, where the Company has been successful negotiating higher pricing and extended duration. At December 31, 2023, 91% of the total balance is related to software and solutions license revenue (91% at December 31, 2022), in which the license fee is paid upfront for the term of the license. The balance relates to the collection of milestone billings on acquisition services contracts and data licenses.

QUARTERLY FINANCIAL INFORMATION

Selected Quarterly Information

The following table sets forth selected quarterly financial information for Intermap’s eight most recent fiscal quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature that are, in the opinion of management, necessary to present a fair statement of Intermap’s consolidated results of operations for the periods presented. Quarter-to-quarter comparisons of Intermap’s financial results are not necessarily meaningful and should not be relied on as an indication of future performance.

For the last eight quarters, the Company has been severely undercapitalized and was therefore required to self-finance the advancement of high-growth opportunities in the government vertical. As a result, revenue has been delayed.

U.S. $ millions, except per	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
share data	2022	2022	2022	2022	2023	2023	2023	2023
Total revenue	$2.0	$2.4	$1.2	$1.2	$2.0	$1.5	$1.5	$1.2
Depreciation	$0.4	$0.3	$0.3	$0.1	$0.1	$0.1	$0.2	$0.1
Financing costs	$-	$-	$-	$0.1	$-	$-	$-	$0.1
Operating loss	$(1.2)	$(0.7)	$(1.9)	$(1.4)	$(0.8)	$(1.0)	$(0.8)	$(0.7)
Net loss	$(1.3)	$(0.6)	$(1.8)	$(1.6)	$(0.8)	$(1.1)	$(0.8)	$(1.0)
Net (loss) income per share - basic and diluted	$(0.04)	$(0.02)	$(0.06)	$(0.04)	$(0.02)	$(0.03)	$(0.02)	$(0.03)
Adjusted EBITDA(1)	$(0.1)	$(0.1)	$(1.6)	$-	$0.5	$(0.9)	$(0.9)	$(0.9)

(1) Adjusted EBITDA is a non-GAAP measure. See “Reconciliation of Non-GAAP Measures” above.

Quarterly Revenue

Consolidated revenue for the quarters ended December 31, 2023 and 2022 was $1.2 million for each quarter. Approximately 65% of consolidated revenue was generated outside the United States, compared to 69% for 2022.

Acquisition Services

Acquisition services revenue for the quarter ended December 30, 2023 totaled $8 thousand, compared to $22 thousand for the three-months ended December 31, 2022.

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Value-added Data

Value-added data revenue increased to $0.3 million for the quarter ended December 31, 2023 as compared to $0.2 million for the quarter ended December 31, 2022.

Software and Solutions

Software and solutions revenue increased to $1.2 million from $0.9 million for the quarter ended December 31, 2023 and 2022, respectively. The Company recognized a 8% increase in subscription-based revenue, driven by growth in InsitePro license values.

Personnel

Personnel expense for the three-month periods ended December 31, 2023 and 2022 totaled $1.0 million and $1.5 million, respectively. The decrease is salary savings during the last half of 2023.

Non-cash share-based compensation for the quarters ended December 31, 2023 and 2022, was $90 thousand and $98 thousand, respectively.

Purchased Services and Materials

For the three-month periods ended December 31, 2023, and 2022, PS&M expense was $0.5 million for both periods.

Facilities and Other Expenses

For the three-month period ended December 31, 2023 and 2022, facilities and other expenses decreased slightly to $0.1 million from $0.2 million.

Travel

For the quarters ended December 31, 2023 and 2022, travel expense was $3 thousand and $20 thousand, respectively.

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USE OF PROCEEDS

The Company completed the following Private Placements with the proposed use of proceeds for working capital to fund continuing operations.

	Proposed use of net	Actual use of net proceeds
U.S. $ millions	proceeds	Use of proceeds	Remaining
February 2022 Private Placement
Continuing operations	$1.0	$1.0	$-
Net proceeds	$1.0	$1.0	$-
March 2022 Private Placement
Continuing operations	$0.6	$0.6	$-
Net proceeds	$0.6	$0.6	$-
October 2022 Private Placement
Continuing operations	$0.3	$0.3	$-
Net proceeds	$0.3	$0.3	$-
November 2022 Private Placement
Continuing operations	$0.9	$0.9	$-
Net proceeds	$0.9	$0.9	$-
December 2022 Private Placement
Continuing operations	$0.1	$0.1	$-
Net proceeds	$0.1	$0.1	$-
August/September 2023 Private Placement
Continuing operations	$0.6	$0.6	$-
Net proceeds	$0.6	$0.6	$-
October 2023 Private Placement
Continuing operations	$0.3	$0.2	$0.1
Net proceeds	$0.3	$0.2	$0.1
December 2023 Private Placement
Continuing operations	$0.6	$-	$0.6
Net proceeds	$0.6	$-	$0.6

The Company has cash of $0.7 million at December 31, 2023.

CONTRACTUAL OBLIGATIONS

Contractual obligations include (i) lease obligations on office locations and computer equipment; (ii) project financing; (iii) government loans; and (iv) operating leases on low value equipment. Principal and interest repayments of these obligations are as follows:

		Payments due by Period (US $ thousands)
Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Accounts payable and accrued liabilities	$4,388	$4,198	$190	$-	$-
Lease obligations	498	287	211	-	-
Project financing	182	-	182	-	-
Government loans	482	134	141	18	189
Bank loan	88	46	42	-	-
Operating leases	247	247	-	-	-
Total	$5,885	$4,912	$766	$18	$189

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LIQUIDITY AND CAPITAL RESOURCES

Management continually assesses liquidity in terms of the ability to generate sufficient cash flow to fund the business. Net cash flow is affected by the following items: (i) operating activities, including the level of trade receivables, unbilled receivables, accounts payable, accrued liabilities and unearned revenue; (ii) investing activities, including the purchase of property and equipment; and (iii) financing activities, including debt financing and the issuance of capital stock.

Operating Activities

During the year ended December 31, 2023, the Company generated an operating loss of $3.3 and incurred negative Adjusted EBITDA1 of $2.4 million. Revenue for the year ended December 31, 2023 was $6.2 million, which is a $0.6 million decrease as compared to the same period in 2022. At December 31, 2023, the Company has a shareholders’ deficit of $3.6 million.

Cash used in operations during the year ended December 31, 2023 totaled $0.6 million, compared to cash used by operations of $1.5 million during the same period in 2022.

At December 31, 2023, $2.6 million of the current assets over current liabilities deficiency relates to unearned revenue, which is the accounting treatment for contracts in which the revenue recognition criteria have not been met at the time of payment. The Company has an obligation to deliver the required services (software) over the term of the license, and there is no incremental cash cost or payment. During the first quarter of 2024, the Company began executing on a new acquisition services contract award exceeding $15 million to be recognized over the next 12 to 15 months, along with significant commercial pipeline, and as such, management expects to meet the obligations as they come due through operations.

Investing Activities

Net cash used in investing activities totaled $0.4 million and $0.2 million for the years ended December 31, 2023 and 2022, respectively. For both periods, the balance related to the purchase of computer related equipment and the capitalization of labor and materials to build the data archive, processing capabilities, and software assets in advance of anticipated contract awards.

Financing Activities

Net cash provided by financing activities totaled $0.8 million for the year ended December 31, 2023, as compared to net cash provided by financing activities of $2.4 million in 2022. The net cash provided during the year ended December 31, 2023 resulted from proceeds from private placements of $1.5 million, offset by private placement issuance costs of $0.2 million, payment of lease obligations of $0.3 million, and repayment of loans $0.2 million. The net cash provided during the year ended December 31, 2022 resulted from proceeds from private placements of $2.9 million, offset by private placement issuance costs of $0.2 million and the payment of lease obligations of $0.3 million.

1 Adjusted EBITDA is a non-GAAP measure. See “Reconciliation of Non-GAAP Measures above”

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The Company is dependent upon its cash flow from operations to fund its business as it currently has no line of credit or credit facility in place.

The Company’s ability to continue as a going concern is dependent on management’s ability to successfully secure sales with upfront payments, execute on the new foreign government contract award, and / or obtain additional financing. Failure to achieve one or more of these requirements could have a materially adverse effect on the Company’s financial condition and / or results of operations. The Board of Directors and management continue to take actions to address these issues including exploring options for additional capital and securing subscription-based contracts which will increase revenue in future periods.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition

Revenue is recognized when a customer obtains control of the good or services. Determining the timing of the transfer of control, at a point in time or overtime, requires judgement.

Acquisition Service Contracts

Revenue from acquisition service contracts is recognized over time based on the ratio of costs incurred to estimated total contract costs. The use of this method of measuring progress towards complete satisfaction of the performance obligations requires estimates to determine the cost to complete each contract. These estimates are reviewed monthly and adjusted as necessary. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Invoices are issued according to contractual terms and are usually payable within 30 days. Revenue recognized in advance of billings are presented as unbilled revenue.

Data Licenses

Revenue from the sale of data licenses in the ordinary course of business is measured at the fair value of the consideration received or receivable. Customers obtain control of data products upon receipt of a physical hard drive or download of the data from a web link provided. Invoices are generated, and revenue is recognized at that point in time. Invoices are generally paid within 30 days.

Software Subscriptions

Software subscriptions are paid at the beginning of the license term. Revenue is recognized overtime, and payments for future months of service are recognized in unearned revenue. While the license agreements are for a fixed term, some agreements also contain a limited number of clicks or uses. If the limit is reached prior to the end of the term, the license ends early.

Use of Estimates

Preparing financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

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Depreciation and amortization rates

In calculating the depreciation and amortization expense, management is required to make estimates of the expected useful lives of property and equipment and intangible assets.

Amounts receivable

The Company uses historical trends and performs specific account assessments when determining the expected credit losses. These accounting estimates are in respect to the amounts receivable line item in the Company’s consolidated statements of financial position. At December 31, 2023, amounts receivable represented 7% of total assets.

The estimate of the Company’s expected credit losses could change from period to period due to the allowance being a function of the balance and composition of trade receivables. At December 31, 2023, the expected credit losses of trade receivables were $Nil due to only $27 thousand in receivables were aged over 61 days past due.

Investments

The valuation and accounting for investments requires the application of management estimates and judgments with respect to the determination of appropriate valuation method applied at each reporting date. The assumptions for estimating fair value of investments are disclosed in Note 8 to the Consolidated Financial Statements.

Share-based compensation

The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share-based compensation. The following assumptions are used in the model: dividend yield; expected volatility; risk-free interest rate; expected option life; and fair value.

Changes to assumptions used to determine the grant date fair value of share-based compensation awards can affect the amounts recognized in the consolidated financial statements.

Revenue

Revenue from acquisition service contracts is recognized over time based on the ratio of costs incurred to estimated total contract costs. The determination of estimated total contract costs of acquisition services contracts requires the use of significant assumptions related to estimated purchased services, materials, and labor costs. Changes to the assumptions used to measure revenue could impact the amount of revenue recognized in the Consolidated Financial Statements.

Impairment

The carrying value of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and assesses the impairment for intangible assets not yet available for use on an annual basis. The Company has determined that its long-lived assets belong to two distinct cash-generating units (CGUs). The significant assumptions used in determining estimated discounted future cash flows include projected revenues and discount rates. Judgment is required in determining the level at which to test impairment, including the grouping of CGUs that generate cash inflows.

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OFF-BALANCE SHEET ARRANGEMENTS

As at April 1, 2024 and December 31, 2023, the Company did not have any material off- balance sheet arrangements.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of Class A common shares without par value and an unlimited number of Class A participating preferred shares without par value. At the close of business on April 1, 2024, 41,977,490 Class A common shares were issued and outstanding. There are currently no Class A participating preferred shares issued and outstanding.

As of April 1, 2024, potential dilutive securities include (i) 794,443 outstanding share options with a weighted average exercise price of C$0.72, (ii) 3,679,623 restricted share units, and (iii) 7,397,245 warrants outstanding with a weighted average exercise price of US$0.53. Each option and warrant entitles the holder to purchase one Class A common share. The following warrants expire on the dates listed below:

●	3,148,900 warrants expire on November 15, 2024;

●	115,000 warrants expire on December 6, 2024;

●	858,600 warrants expire on August 9, 2025;

●	602,500 warrants expire on August 15, 2025;

●	84,545 warrants expire on September 4, 2025;

●	736,700 warrants expire on October 19, 2025;

●	1,731,000 warrants expire on December 20, 2025; and

●	120,000 warrants expire on January 3, 2026.

Other than as listed above, the Company does not currently have any material financial instruments which can be converted into additional common shares.

INTERNAL CONTROLS AND DISCLOSURE CONTROLS AND PROCEDURES

Internal Control Over Financial Reporting

The Company’s Chairman and Chief Executive Officer and the Company’s Chief Financial Officer have designed, or have caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s Chairman and Chief Executive Officer and the Company’s Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting and have determined, based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013) and on this evaluation, that such internal controls over financial reporting were effective at December 31, 2023.

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Changes in Internal Control Over Financial Reporting

There have been no significant changes in the design of internal control over financial reporting that occurred during the year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company’s Chairman and Chief Executive Officer and the Company’s Chief Financial Officer have designed, or have caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company has been made known to them and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed by it or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The Company’s Chairman and Chief Executive Officer and the Company’s Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and have determined, based on that evaluation, that such disclosure controls and procedures were effective at December 31, 2023.

RISKS AND UNCERTAINTIES

The risks and uncertainties described below are not exhaustive. Additional risks not presently known currently deemed immaterial may also impair the Company’s business operation. If any of the events described in the following business risks actually occur, overall business, operating results, and the financial condition of the Company could be materially adversely affected.

Negative Cash Flow from Operating Activities

The Company did not achieve positive operating cash flow in its most recently completed financial year. Accordingly, the Company may experience negative cash flow from operations in the future. The Company has incurred net losses in the past and may incur losses in the future unless it can derive sufficient revenues from its business. Such future losses could have an adverse effect on the market price of the Securities, which could cause investors to lose part or all of their investment.

Cash Flow and Liquidity Uncertainty

The Company is dependent upon its cash flow from operations to fund its business because it has no line of credit or credit facility currently in place. As of December 31, 2023, the Company had cash on hand of $0.7 million, current assets of $1.3 million and current liabilities of $7.4 million, resulting in a working capital deficiency of $6.1 million. Given the Company’s cash balance, together with the acquisition services contract award announced in the first quarter of 2024, its potential sources of funding and working capital needs, the Company believes it has sufficient cash to fund its operations for the next 12 months. This expectation reflects certain assumptions of management, including, among other things, growth estimates in respect of the Company’s revenues based on the Company’s ability to successfully secure sales with upfront payments, and anticipated levels of capital expenditures and other costs expected to be incurred over the next 12 months. If these assumptions prove to be incorrect and the Company generates negative operating cash flows in a future period, the Company may need to obtain alternative sources of funding. However, there can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may have to substantially reduce or otherwise eliminate certain expenditures, which could have a material adverse effect on the Company’s operations and financial condition. There can be no assurance that the Company will be able to raise additional capital if its capital resources are depleted or exhausted.

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Availability of Capital

Cash generated from its operations may not be enough to satisfy its current liquidity requirements. As such, the Company will require additional capital. The extent of the Company’s future capital requirements will depend on many factors, including, but not limited to, the market acceptance of its products and services, demand for geospatial related products and service, and competition within this industry. No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to the Company.

Revenue Fluctuations

Intermap’s revenue has fluctuated over the years. Acquisition services projects, the purchase of value-added data, and the purchase of software and solutions by the Company’s customers are all scheduled per customer requirements and the timing of regulatory and/or budgetary decisions. The commencement or completion of acquisition projects within a particular quarter or year, the timing of regulatory approvals, operating decisions of clients, and the fixed-cost nature of Intermap’s business, among other factors, may cause the Company’s results to vary significantly between fiscal years and between quarters in the same fiscal year.

Nature of Government Contracts

Intermap conducts a significant portion of its business either directly or in cooperation with the United States government, other governments around the world, and international funding agencies. In many cases, the terms of these contracts provide for cancellation at the option of the government or agency at any time. In addition, many of Intermap’s products and services require government appropriations and regulatory licenses, permits, and approvals, the timing and receipt of which are not within Intermap’s control. Any of these factors could have an effect on Intermap’s revenue, earnings, and cash flow.

Foreign Operations

A significant portion of Intermap’s revenue is expected to come from customers outside of the United States and is therefore subject to additional risks, including foreign currency exchange rate fluctuations, agreements that may be difficult to enforce, receivables difficult to collect through a foreign country’s legal system, and the imposition of foreign-country- imposed withholding taxes or other foreign taxes.

Dilution

The Company may issue additional securities, which may dilute existing securityholders.

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Key Customers

During 2023, the Company had four key customers that accounted for 28% of total revenue. During 2022, 16% of the revenue was attributable to one key customer. To the extent that significant customers cancel or delay orders, Intermap’s revenue, earnings, and cash flow could be materially and adversely affected.

Executive Talent

Intermap is focused on aligning its resources with its acquisition services, value-added data and software and solutions revenue opportunities. This realignment requires the retention of executive talent. The Company will continue to invest in training and leadership development to retain talent.

Competing Technologies

With respect to the Company’s software applications, several direct and indirect competitors are currently in the market with product offerings that could be considered at least partially competitive to Intermap’s products. These potential competitors vary in size and could have greater technical and/or financial resources than the Company, to develop and market their products. The financial performance of the Company may be adversely affected by such competition.

Intermap continues to evaluate its data collection capabilities and look for improvements to the performance of its radar technology. Although there are only a few direct Intermap competitors currently, the industry is characterized by rapid technological progress. Intermap’s ability to continue to develop and introduce new products and services, or incorporate enhancements to existing products and services, may require significant additional research and development expenditures and investments in support infrastructure.

Another approach to production of digital elevation models is the use of auto correlation software to analyze common points in two or more optical images of the same area taken from different viewing angles. Essentially this is the same principle that is used by technicians as they extract elevation points using stereo photogrammetric techniques, but in this case, it is automated using computer software image matching algorithms. This process is well known and has seen incremental, evolutionary improvement over time. Advances in computing power, coupled with massive storage solutions, may make this technology useful over larger areas in the future, and if so, could represent a significant competing technology. Any required additional financing needed by the Company to remain competitive with these other technologies may not be available or, if available, may not be on terms satisfactory to the Company.

Common Share Price Volatility

The market price of the Company’s common shares has fluctuated widely in recent periods and is likely to continue to be volatile. A number of factors can affect the market price of Intermap’s common stock including (i) actual or anticipated variations in operating results, (ii) the low daily trading volume of the Company’s stock, (iii) announcement of technological innovations or new products by the Company or its competitors, (iv) competition, including pricing pressures and the potential impact of competitors products on sales, (v) changing conditions in the geospatial and related industries, (vi) unexpected production difficulties, (vii) changes in financial estimates or recommendations by stock market analysts regarding Intermap or its competitors, (viii) announcements by Intermap or its competitors of acquisitions, strategic partnerships, or joint ventures, (ix) additions or departures of senior officers, (x) changes in economic or political conditions (xi) the selling of significant holdings by large investors, and (xii) the Company’s ability to meet the continued listing requirements of the Toronto Stock Exchange to maintain the listing of its common shares.

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Loss of Proprietary Information

Intermap currently holds patents on the technology used in its operations and relies heavily on trade secrets, know-how, expertise, experience, and the marketing ability of its personnel to remain competitive. Although Intermap requires all employees, consultants, and third parties to agree to keep its proprietary information confidential, no assurance can be given that the steps taken by Intermap will be effective in deterring misappropriation of its technologies. Additionally, no assurance can be given that employees or consultants will not challenge the legitimacy or scope of their confidentiality obligations, or that third parties, in time, could not independently develop and deploy equivalent or superior technologies.

Software Functionality

Defects in the Company’s software applications, delays in delivery, and failures or mistakes in the Company’s software code could materially harm the Company’s business, including customer relationships and operating results.

Internet and System Infrastructure Functionality

The end customers of the Company’s software applications depend on internet service providers, online service providers and the Company’s infrastructure for access to the software applications the Company provides to its customers. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Company may not be able to meet a satisfactory level of service as agreed to with its customers, which could have a material adverse effect on the Company’s business, revenues, operating results and financial condition.

Information Technology Security

The Company’s software applications are dependent on its ability to protect its computer equipment and the information stored in its data centers against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses, disabling devices and other similar events. A failure in the Company’s production systems or a disaster or other event affecting production systems or business operations, both internally and externally, could result in a disruption to the Company’s software services. Such a disruption could also impact the Company’s reputation and cause it to lose customers, revenue, face litigation, or necessitate customer service/repair work that would involve substantial costs and could ultimately have a material impact on the Company.

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Intermap’s geospatial database is a valuable asset to the Company. While Intermap has invested in database management, information technology security, firewalls, and offsite duplicate storage, there is a risk of a loss of data through unauthorized access or a customer violating the terms of the Company’s end user licensing agreements and distributing unauthorized copies of its data. Intermap has, and will continue to invest, in both legal resources to strengthen its licensing agreements with its customers and in overall information technology protection.

Cybersecurity

The Company’s software applications and geospatial database are dependent upon protection against damage or loss that may be caused by a cyberattack. Loss or theft of the Company’s geospatial database could result in lost revenue or the ability of a competitor to provide competing software solutions. A hostile Denial of Service (DoS) action could disrupt the Company’s software services. Such a disruption could impact the Company’s reputation and cause it to lose customers, revenue, face litigation, or necessitate customer service/repair work that would involve substantial costs and could ultimately have a material impact on the Company.

Intermap has invested in database management, information technology security, and firewalls to mitigate the risk of loss or theft of the Company’s data. Further investments have been made to prevent DoS activities and improvements to the software services’ defenses against such attacks.

The Company undertakes periodic reviews of its information technology infrastructure and security policies using the SANS CIS Critical Security Controls as a framework. The areas of focus for review pertain to user and system authentication and access; internal network configuration and security; data storage resiliency and security; and hosted application access security. These periodic reviews serve to proactively shore up areas of vulnerability and ensure policies are effective and enforced. However, the risk cannot be eliminated entirely, and the Company has invested in insurance to mitigate loss in the event of a cyberattack.

Exporting Products – Political Considerations

Intermap’s data collection systems contain technology that is classified as a defense article under the International Traffic and Arms Regulations. All mapping efforts undertaken outside the United States, therefore, constitute a temporary export of a defense article, requiring prior written approval by the United States Department of State for each country within which mapping operations are to be performed. The Company does not currently anticipate that requirements for export permits will have a material impact on the Company’s operations, although either government policy or government relations with select foreign countries may change to the point of affecting the Company’s operational opportunities.

Environmental Regulation

Changes in environmental regulation could have an adverse effect on the Company’s airborne data acquisition services business. For example, requirements for cleaner burning aircraft fuel could result in increased costs which could impact the Company’s pricing model for acquisition services projects. The complexity and breadth of environmental and climate change related issues make it extremely difficult to predict the potential impact on the Company. Compliance with environmental regulation can be costly, and non-compliance can result in fines, penalties and loss of licenses.

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Political Instability

Political or significant instability in a region where Intermap is conducting data collection activities, or where Intermap has clients, could adversely impact Intermap’s business.

Regulatory Approvals

The development and application of certain of the Company’s products requires the approval of applicable regulatory authorities. A failure to obtain such approval on a timely basis, or material conditions imposed by such authority in connection with the approval, would materially affect the prospects of the Company.

Aircraft / Radar Lost or Damaged

Although the Company believes that the probability of one of the Company’s aircraft or radar sustaining significant damage or being lost in its entirety is extremely low, such damage or loss could occur. The Company expects to have available to it, for data collection purposes, one additional aircraft at any given time. The risk to the Company of loss from the damage of an aircraft is therefore considered to be minimal. In the event that a radar mapping system is lost in its entirety through the destruction of the aircraft, it would take the Company approximately six to nine months to replace the lost equipment, if required.

Global Positioning System (GPS) Failure

GPS satellites have been available to the commercial market for many years. The continued unrestricted access to the signals produced by these GPS satellites are helpful, but not required, in the collection of the Company’s IFSAR data. A loss of GPS would have such a global impact that it is believed that controlling authorities would almost certainly make another system available to GPS receivers in relatively short order.

Information Openly Available to the Public

The Company accesses information available to the public via the Internet and may incorporate portions of such information into its products. If a source of public information determined that the Company was profiting from free information, there is risk it could seek compensation.

Force Majeure

The Company’s projects may be adversely affected by risks outside the control of the Company including labor unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, epidemics, or quarantine restrictions.

Additional Information

Additional risk factors may be detailed in the Company’s Annual Information Form, which can be found on the Company’s Web site at www.intermap.com and on SEDAR at www.sedar.com.

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